United States securities and exchange commission logo





                             July 10, 2023

       Ryan D. Faber
       Chief Executive Officer
       Bloom HoldCo LLC
       1000 Brickell Avenue, Suite 715
       Miami, FL 33131

                                                        Re: Bloom HoldCo LLC
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 5, 2023
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed June 6, 2023
                                                            File No. 000-56556

       Dear Ryan D. Faber:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed June 5, 2023 and Form 10-12G/A filed June 6, 2023

       General

   1. You disclose that pursuant to the SEC Order related to your BLT Token Sale, you are subject to a contingent
repurchase claims process liability of approximately $32.3 million, you cannot predict with
certainty the magnitude of this liability and you are unable to reasonably estimate the
number of valid claims that will be made, or the amount of
                                                        income received by
purchasers from BLT sales that would reduce the amount payable by you for a claim. Please
clarify your disclosure here and throughout your Form 10,
                                                        including in the notes
to the consolidated financial statements that, if true, while you cannot predict the
ultimate settlement and or number of valid claims that will be made, excluding interest due,
the token sale liability is not expected to exceed approximately
 Ryan D. Faber
FirstName  LastNameRyan D. Faber
Bloom HoldCo   LLC
Comapany
July       NameBloom HoldCo LLC
     10, 2023
July 10,
Page  2 2023 Page 2
FirstName LastName
         $32.3 million so long as you are in compliance with the SEC Order. Business, page 1

2. Please move your Question and Answer section that begins on page 5 to the very beginning of this section.
3. We note your disclosure related to the $1.5 million in revenue you recognized in each of your 2020 and 2021 fiscal years. Clarify here, if true, that this revenue producing relationship has ended and you do not anticipate earning any further revenue from this relationship.
4. Please include a discussion in this section that includes more detail regarding data attestors. At a minimum, please identify who serves in such a role, how they are compensated, how are they verified, what safeguards you utilize to protect your users from unauthorized use of personal information, and other key information.
5. Please add a subheading in this section after the Question and Answer section titled,
         "Token Sale" that provides an overview of the Token Sale and a material description of any intended uses or functionalities of the BLT when sold to purchasers in the ICO. Also please add a cross-reference to your risk factors regarding the specific risks of owning
         BLT beginning on page 25.
Human Capital Resources, page 5

6. Indicate here whether the employees you identify work full-time or part-time. If part-
         time, indicate approximately how many hours a week they focus on your business.
Question: Do the BLT currently have any intrinsic value or use?, page 6

7. We note your disclosure here and elsewhere that BLT's only value is "as a method of payment for services offered through our Platform." However, on page 25 you indicate that the services for which BLT can be used "as a method of payment" are "services presently available to users free of charge." Therefore, based upon your disclosure it appears unclear whether BLT has any intrinsic value or use. To the extent that BLT has no intrinsic value or use, please revise this Question and Answer, and the Question, "What happens to my BLT if I do not participate in the claims process?" to so disclose or explain to us otherwise.
8. Please revise to clarify the meaning of your statement that you "are no longer engaged in the development or support of BLT," in light of your disclosure elsewhere that:
             BLT may used on your platform as a method of payment for services offered through your platform;
             As of June 5, 2023, you hold 94,708,056.364 BLT in treasury, which you may choose to sell; and
             You may amend the uses of, and holders' rights under, BLT at any time, which may include imposing restrictions on the transfer of BLT on your platform.
 Ryan D. Faber
Bloom HoldCo LLC
July 10, 2023
Page 3
Risk Factors
Our liquidity may be adversely affected by extremely volatile functions in the market price of
ETH we hold..., page 12

9. We note your disclosure that, "due to the regulation of the digital assets industry, we are not able to sell ETH, or otherwise convert ETH to U.S. Dollars, through public exchanges such as Coinbase, Binance or Kraken." Please provide us with factual support for this assertion.
We may amend the uses of, and your rights under, BLT at any time, page 26

10. We note your disclosure that "[t]he use of BLT is governed by the Terms and Conditions, and we may amend or revise the Terms and Conditions at any time without the consent of holders," and the related provision in Section 20.2 of the Terms and Conditions, filed as
         Exhibit 4.1. Please tell us how you determined that this provision is appropriate and consistent with your obligations under the federal securities laws.
The BLT Terms and Conditions include terms that provide for claims against the Company to be resolved through binding arbitration..., page 27

11. We note your disclosure on pages 27 and 52 regarding the arbitration, class action waiver and jury waiver provisions included in the BLT Terms and Conditions, including your statement that the arbitration provision "is not intended to apply to claims relating to U.S.
         federal securities laws." Please clarify whether the arbitration, class action waiver and jury waiver provisions apply to claims brought under the Exchange Act and the Securities
         Act. To the extent that they do not, please clearly disclose this in your filing and Section
         19 of the Terms and Conditions.
The BLT Terms and Conditions provide that the courts located in Gibraltar will be the sole and exclusive forum for certain disputes..., page 27

12. We note your disclosure on pages 27 and 52 that the BLT Terms and Conditions provide that:
             the courts located in Gibraltar will be the sole and exclusive forum for certain disputes between the company and holders of BLT; and
             this exclusive forum provision is intended to apply to claims arising under Gibraltar law and would not apply to claims brought pursuant to the Securities Act or
              Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

       Please ensure that the exclusive forum provision in Section 20.8 of the BLT Terms and
FirstName LastNameRyan D. Faber
       Conditions states this clearly, or tell us how you will inform investors in future filings that
Comapany    NameBloom
       the provision doesHoldCo   LLC
                           not apply to any actions arising under the
Securities Act or Exchange
       Act.
July 10, 2023 Page 3
FirstName LastName
 Ryan D. Faber
FirstName  LastNameRyan D. Faber
Bloom HoldCo   LLC
Comapany
July       NameBloom HoldCo LLC
     10, 2023
July 10,
Page  4 2023 Page 4
FirstName LastName
Consolidated Balance Sheets, page F-5

13. You reflect the Token sale liability and related Interest payable as a long-term liabilities in both your annual and interim financial statements. Please tell us why you believe that these liabilities should not be reflected as current liabilities. Refer to ASC 470-10-45-10.
Note 2. Token Sale Liability, page F-13

14.      Please enhance your Token Sale Liability disclosure for the following:

                How claim forms will be distributed to potential claimants, including timeline requirements;
                Timeline for claimants to submit claims;
                Timeline for claims to be settled, including how such claims will be settled, e.g. cash or other;
                Reporting requirements to the SEC under the term of the Order; In future filings, amounts refunded during the period including the number of claims
              settled;
                Any continuing rights of holders and/or claimants of BLT after the claim deadline;
              and
                Clarify how you will account for any remaining token sale liability, when such liability is removed from the condensed consolidated balance sheet, after the settlement deadline, including obligations, thereof.
Note 3 - Digital Assets, page F-16

15. We note that your digital assets consist entirely of ether, that there is substantial doubt about your ability to continue as a going concern and that your digital assets may be used to satisfy the token sale liability, as necessary. Considering the inherent risk and price volatility of your digital assets, please disclose the weighted average cost of digital assets held at the end of the periods presented.
Note 7. Income Taxes, page F-18

16. We note your disclosure that you have recorded certain deferred tax assets you believe will be realized in future periods based on your analysis of all available positive and negative evidence such as past operating results, future reversals of existing deferred tax liabilities, projected future taxable income, as well as prudent and feasible tax-planning strategies. Also, you believe that it is more likely than not that the majority of U.S. and foreign deferred tax assets will be realized and accordingly you have not recorded a valuation allowance against its deferred tax assets in these jurisdictions. We also note your disclosure on page 31, that you may not generate sufficient income in future years to utilize net operating loss carry forwards. Given your accumulated deficit, history of operating losses, history of no recurring revenues, and limited assets, please tell us and more fully disclose and discuss how you determined it is more likely than not that you
 Ryan D. Faber
Bloom HoldCo LLC
July 10, 2023
Page 5
         will realize net deferred tax assets as of September 30, 2022 and March 31, 2023. Please provide us and disclose a detailed description of the positive and negative factors you considered in assessing the realizability of deferred tax assets. Please also tell us and disclose and discuss your reliance on each source of taxable income identified in ASC
         740-10-30-18 and specifically address the following:

                If you are relying on the recognition of future pre-tax income, tell us and disclose the amount of pre-tax income you will need to generate to fully realize deferred tax assets and the taxing jurisdiction and time period in which such pre-tax income will be required to be generated. Provide and disclose and discuss the significant assumptions underlying any future earnings projections; and
                If you are relying on tax planning strategies, tell us and disclose the nature of the tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount each strategy covers, and any uncertainties, risks, or assumptions related to the tax planning strategies.

         Refer to ASC 740-10-30-16 through 25.
Note 9. Related Party Transactions, page F-19

17. We note your disclosure that as of September 30, 2022, you determined that the collectibility of the carrying value of the note receivable from Jesse
J. Leimgruber,
         including the collateralized shares of the Company, was not probable and recorded a loss on impairment of approximately $2.6 million, including approximately $0.02 million of unpaid interest. We also note you entered into an equity pledge agreement with Mr.
         Leimgruber for his 2,250 share ownership interest as collateral for the loan. Please tell us and disclose the status of the collateralized shares based on your determination that collectibility of the related loan is not probable, including rights Mr. Leimgruber may have to future profits and or capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kate Tillan at (202) 551-3604 or Michelle Miller at
(202) 551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameRyan D. Faber                                Sincerely,
Comapany NameBloom HoldCo LLC
                                                               Division of
Corporation Finance
July 10, 2023 Page 5                                           Office of Crypto
Assets
FirstName LastName